UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 30, 2026

TEJASCORE TECHSYSTEMS INC.
(Exact name of issuer as specified in its charter)

Wyoming (State or other jurisdiction of incorporation or organization) | 98-1892113 (I.R.S. Employer Identification No.) | CIK 0002097361 | File No. 024-12795

1031 Ives Dairy Road #53, Suite 228, Miami, Florida 33179 (Full mailing address of principal executive offices) | 786-461-1732 (Issuer's telephone number, including area code)

Common Stock, par value $0.0001 per share (Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Undertaking by the Company's Chief Executive Officer. On September 30, 2026, Yogesh Choudhary, the Company's Chief Executive Officer, director and principal shareholder, delivered to the Company, and the Company's board of directors accepted with Mr. Choudhary abstaining, an irrevocable written undertaking (the "Undertaking") relating to the matters described in the Company's Current Report on Form 1-U filed earlier on September 30, 2026 concerning the announcements published by paragon GmbH & Co. KGaA on September 7, 2026 (the "paragon Matter"). Under the Undertaking, Mr. Choudhary has agreed, without limit in amount or time and without any right of reimbursement from the Company, to bear all legal, advisory, court and other expenses incurred by the Company in connection with the paragon Matter, including the costs of responding to any regulatory inquiry and of defending or settling any claim; to bear his own expenses in connection with the paragon Matter; and to waive irrevocably any right to indemnification, advancement of expenses or contribution from the Company in respect of the paragon Matter. The Undertaking provides that no proceeds of the Company's Regulation A offering and no escrowed funds will be applied to such expenses, and that amounts paid by Mr. Choudhary on the Company's behalf will be recorded by the Company as expense with a corresponding capital contribution in accordance with SEC Staff Accounting Bulletin Topic 5T. The Undertaking does not constitute an admission of any fact or liability, all of which are disputed. The foregoing description is qualified by the full text of the Undertaking, which is filed as Exhibit 6.6 to this report and incorporated by reference.

Effect on the offering. The Company is filing its offering circular as supplemented pursuant to Rule 253(g)(2) of Regulation A to reflect the paragon Matter and the Undertaking. The Company's offering statement remains qualified.

Item 9. Exhibits

Exhibit 6.6: Undertaking and Waiver of Indemnification dated September 30, 2026 delivered by Yogesh Choudhary to the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEJASCORE TECHSYSTEMS INC.

By: /s/ Amita Dagar
Name: Amita Dagar
Title: President and Chief Financial Officer
Date: September 30, 2026